UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to _______________

Commission file number	001-07434

Aflac Incorporated 401(k) Savings
and Profit Sharing Plan

Aflac Incorporated
1932 Wynnton Road
Columbus, Georgia 31999

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Aflac Incorporated 401(k) Savings and
Profit Sharing Plan

Date: June 28, 2006	By:	/s/ Casey Graves

Casey Graves
Second Vice President
Human Resources

Aflac Incorporated 401(k) Savings and Profit Sharing Plan

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Pension Committee
Aflac Incorporated 401(k) Savings
   and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Aflac Incorporated 401(k) Savings and Profit Sharing Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Aflac Incorporated 401(k) Savings and Profit Sharing Plan at December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements of the Aflac Incorporated 401(k) Savings and Profit Sharing Plan taken as a whole. The supplementary information included in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 27, 2006
Atlanta, Georgia

Aflac Incorporated 401(k) Savings and Profit Sharing Plan

Statements of Net Assets Available for Plan Benefits

December 31,

	2005	2004

Assets:
Investments (Note 5)	$153,669,560	$133,975,136
Cash	279,801	19,331
Accrued employer contribution	118,175	-

Total assets	154,067,536	133,994,467

Liabilities:
Excess employee contributions payable	58,519	151,402

Total liabilities	58,519	151,402

Net assets available for plan benefits	$154,009,017	$133,843,065

See accompanying Notes to Financial Statements.

Aflac Incorporated 401(k) Savings and Profit Sharing Plan

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31,

	2005	2004

Contributions:
Participant withholdings	$8,650,245	$7,749,511
Participant transfers from other plans	778,740	955,937
Employer matching	3,722,432	3,093,466

Total contributions	13,151,417	11,798,914
Dividend income	2,911,959	2,326,005
Interest income	402,118	365,196
Net appreciation in fair value of investments (Note 5)	13,862,927	11,255,222
Distributions to participants	(10,023,753)	(4,046,108)
Administrative fees	(138,716)	(193,052)

Increase in net assets	20,165,952	21,506,177
Net assets available for plan benefits:
Beginning of year	133,843,065	112,336,888

End of year	$154,009,017	$133,843,065

See accompanying Notes to Financial Statements.

Aflac Incorporated 401(k) Savings and Profit Sharing Plan

Notes to Financial Statements
December 31, 2005 and 2004

1.  DESCRIPTION OF THE PLAN

     The Aflac Incorporated 401(k) Savings and Profit Sharing Plan (the Plan) was established for the benefit of the employees of Aflac Incorporated; American Family Life Assurance Company of Columbus (excluding Japan Branch employees); American Family Life Assurance Company of New York; Aflac International, Incorporated; and Communicorp, Incorporated (collectively "the Company").

     The following description provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a)	General

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligible employees may voluntarily participate in the Plan on the first day of the month, which coincides with or next follows the completion of thirty days of employment.

The Plan is administered by a plan administrator appointed by the Pension Committee of Aflac Incorporated's Board of Directors. The majority of the Plan's administrative expenses are paid by the Plan sponsor. A portion of the Plan's administrative expenses is allocated to the Plan and is deducted from the investment earnings (losses) in participant accounts. Administrative fees on loans and in-service withdrawal expenses are paid directly by the requesting participant and are deducted from the loan or in-service withdrawal amount.

(b)	Contributions

Contributions to the Plan are made by both participants and the Company. Participants may contribute portions of their salary and bonus on a pretax basis in increments of whole percentages of up to 50% in 2005 and 2004, subject to aggregate limits imposed by Internal Revenue Service (IRS) regulations. Aggregate limits as prescribed by the IRS were $14,000 for participants under the age of 50 and $18,000 for participants age 50 and older in 2005 and $13,000 for participants under the age of 50 and $16,000 for participants age 50 and older in 2004. The first 1% to 6% of participants' compensation contributed may be subject to a percentage matching contribution by the Company. For the years ended December 31, 2005 and 2004, subject to certain limitations, the Company's matching contribution was 50% of the portion of the participants' contributions, which were not in excess of 6% of the participants' compensation.

(c)	Participant Accounts

An account is maintained for each participant and is credited with participant contributions and investment earnings or losses thereon. Contributions may be invested in one or more of the investment funds available under the Plan at the direction of the participant. A separate account is maintained with respect to each participant's interest in the Company's matching contributions. Amounts in this account are apportioned and invested in the same manner as the participant's account.

(d)	Vesting

	Participants are 100% vested in their contributions plus actual investment earnings or losses thereon.

	Participants become vested in the Company's matching contributions and the related earnings or losses thereon according to the following schedule.

	Years of Service	Vested Percentage

	Less than 1	0%
	1	20%
	2	40%
	3	60%
	4	80%
	5 or more	100%

A participant's interest in the Company's matching contributions and the related earnings or losses thereon is also vested upon termination either because of death or disability or after attaining early retirement date or normal retirement age. Except as previously described, participants forfeit the portion of their interest which is not vested upon termination of employment. These forfeitures are available to reduce the Company's future matching contributions or plan expenses. At December 31, 2005, forfeited non-vested accounts totaled $273,559, compared with $467,409 a year ago. For the year ended December 31, 2005, forfeitures in the amount of $401,957 were used to reduce matching contributions, while $74,991 was used to reduce administrative fees.

(e)	Distributions

Participants may receive a distribution equal to the vested value of their account upon death, disability, retirement, or termination of either the Plan or the participant's employment. Distributions may only be made in the form of a lump-sum cash payment and/or Aflac Incorporated common stock.

	The Plan permits in-service withdrawals for participants who are 100% vested in the Company's contribution and have attained age 59 1/2.

(f)	Loans

Participants are allowed to borrow funds from their accounts. The minimum amount of any loan is $1,000. Participants may have up to two active loans from their account at any time. The maximum amount of loans made to a participant from the Plan, when added together, cannot exceed the lesser of:

	a.	50% of the participant's vested benefit (as defined by the Plan document); or

	b.	$50,000, reduced by the amount, if any, of the highest balance of all outstanding loans to the participant during the one-year period ending on the day prior to the day on which the loan is made.

All participant loans carry a maturity date of up to five years for general purpose loans and up to 10 years for loans made to purchase the participant's principal residence from the date the loan is made and are secured by the balance in the participant's account. Interest rates on participant loans are established at the prevailing prime interest rate at the time the loan is made plus 2%. The prime interest rate was 7.25% at December 31, 2005, compared with 5.25% at December 31, 2004.

(g)	Transactions With Parties-in-Interest

During 2005, the assets of the Plan were transferred from a trust maintained by Charles Schwab Trust Company (Charles Schwab) to a trust maintained by Merrill Lynch Trust Company (Merrill Lynch).

As of December 31, 2005 and 2004, the statements of net assets available for plan benefits include the following investments in and accounts with parties-in-interest to the Plan.

	2005	2004

Aflac Incorporated common stock	$75,274,490	$65,683,491
Schwab Institutional Advantage Money Fund	*	4,695,959
Schwab S&P 500 Investors Fund	*	1,993,518
Merrill Lynch Retirement Preservation Trust	5,072,196	*
Merrill Lynch Equity Index Trust I	2,430,114	*

*Not a party-in-interest at December 31.

2.  SUMMARY OF ACCOUNTING POLICIES

(a)	Basis of Presentation

The accompanying statements of net assets available for plan benefits and changes in net assets available for plan benefits have been prepared on the accrual basis of accounting.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)	Investments

Investments are stated at fair value based upon market quotations obtained from national security exchanges. Common/collective trusts are valued based on the quoted market prices of the underlying assets held in the fund. Securities transactions are accounted for on the trade date (the date the order to buy or sell is executed). Realized gains and losses on the sale of investments are calculated based on the difference between selling price and cost on an average cost basis.

Participant loans are stated at cost, which approximates fair value.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

(c)	Distributions

Distributions to participants are recorded when paid.

(d)	Fair Value of Financial Instruments

Investments are stated at fair value. The carrying amounts for cash, receivables, and payables approximated their fair values due to the short-term nature of these instruments.

3.  FEDERAL INCOME TAXES

     The Internal Revenue Service has determined and informed the Company by letter dated February 27, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

     Participants in the Plan are not subject to federal and state income taxes on their contributions, on amounts contributed by the employer, or on earnings or appreciation of investments held by the Plan until withdrawn by the participant or distributed to the participant's named beneficiary in the event of death.

4.  PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

5.  INVESTMENT FUNDS

     The following table presents the fair value of individual investments that exceeded 5% of the Plan's net assets as of December 31:

	2005	2004

Mutual Funds:
Davis New York Venture Fund	$9,829,454	$8,994,657
Dodge & Cox Balanced Fund	19,812,376	17,317,632
Dodge & Cox Stock Fund	18,870,888	17,706,846
Aflac Incorporated common stock	75,274,490	65,683,491

     During 2005 and 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2005	2004

Aflac Incorporated common stock	$10,468,403	$5,883,989
Mutual funds	3,269,227	5,371,233
Common/collective trust funds	125,297	-

Total investments	$13,862,927	$11,255,222

6.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for plan benefits as presented in these financial statements to the balance per Form 5500 as of December 31:

	2005	2004

Net assets available for plan benefits	$154,009,017	$133,843,065
Deemed distributions	(8,204)	(11,133)

Net assets available for plan benefits - Form 5500	$154,000,813	$133,831,932

     Deemed distributions are defaulted and unpaid participant loans of active participants that are disallowed on the Form 5500.

     The following is a reconciliation of changes in net assets available for plan benefits as presented in these financial statements and Form 5500 as of December 31:

	2005	2004

Increase in net assets per statement of changes
in net assets available for plan benefits	$20,165,952	$21,506,177
Deemed distributions	(977)	(1,440)
Deemed distributions paid or written off	3,906	-

Net income - Part II Line K Form 5500	$20,168,881	$21,504,737

     Paid deemed distributions are cash receipts on defaulted participant loans of active participants disallowed on Form 5500 in previous years. Deemed distributions written off represent those defaulted loans that had not been removed from plan assets until the current year but that had been disallowed on Form 5500 in previous years.

SCHEDULE 1

Aflac Incorporated 401(k) Savings and Profit Sharing Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2005

Identity of Issue and Description of Investment	Shares/Units	Current Value

Common/Collective Trusts
Merrill Lynch Retirement Preservation Trust*	5,072,196	$5,072,196
Merrill Lynch Equity Index Trust I*	26,116	2,430,114

Total Common/Collective Trusts		7,502,310

Mutual Funds
Davis New York Venture Fund	291,675	9,829,454
Dodge & Cox Balanced Fund	243,575	19,812,376
Dodge & Cox Stock Fund	137,523	18,870,888
Julius Baer International Equity Fund	107,511	3,810,182
Rydex OTC Fund	98,711	1,085,826
Calamos Growth Fund	36,775	2,024,820
American Funds Growth Fund of America	164,678	5,052,317
American Funds Europacific Growth Fund	27,663	1,123,953
Columbia Total Return Bond Fund	270,578	2,632,722
The Managers Special Equity Fund	4,140	359,211

Total Mutual Funds		64,601,749

Aflac Incorporated common stock*	1,621,596	75,274,490

Participant loans (1,964 loans outstanding with zero cost,
interest rates from 6.0% to 11.5% and maturity dates of less
than one year to 10 years)	-	6,291,011

Total Investments		$153,669,560

*Indicates party-in-interest, as defined in ERISA Section 406.

See accompanying report of independent registered public accounting firm.

Exhibit Index
23	-	Consent of Independent Registered Public Accounting Firm